Exhibit 99.27

NEWS RELEASE

Penn West Energy Trust Files Annual Information Form

FOR IMMEDIATE RELEASE, Tuesday, March 28, 2006

PENN WEST ENERGY TRUST (TSX – PWT.UN) files Annual Information Form containing year-end 2005 reserves data

(Calgary, March 28, 2006) /CNW/ - Penn West Energy Trust (the “Trust”) announced today that it has filed with Canadian securities authorities its Annual Information Form for the year ended December 31, 2005, including disclosure and reports relating to reserves data and other oil and natural gas information pursuant to National Instrument 51-101. Copies of the filed document may be obtained through SEDAR at www.sedar.com, through the Trust’s website at www.pennwest.com, or by contacting our investor relations group.

Penn West Energy Trust is a senior oil and natural gas energy trust based in Calgary, Alberta that trades on the Toronto Stock Exchange under the symbol PWT.UN.

For further information, please contact:

PENN WEST ENERGY TRUST

Suite 2200, 425 - First Street S.W.

Calgary, Alberta T2P 3L8

Phone: (403) 777-2500

Toll-free: 1-866-693-2707

Fax: (403) 777-2699

Website: www.pennwest.com

E-mail: investor_relations@pennwest.com

William Andrew, President and CEO

Phone: (403) 777-2502